SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2017

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐        No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated October 20, 2017.

TRANSLATION

Autonomous City of Buenos Aires, October 20, 2017

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: Investment in Loma Campana

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Merval Listing Regulations.

In that connection, please find attached a press release regarding the referenced subject.

Yours faithfully,

Diego Celaá

Market Relations Officer

YPF S.A.

TRANSLATION

Autonomous City of Buenos Aires, October 20, 2017

Following the visit from Chevron’s high level authorities

Chevron and YPF confirm their investment in Loma Campana

Chevron and YPF ratified the increase in activity in the Loma Campana area through the addition of a third drilling equipment unit as from October 2017, with an estimated joint investment of 500 million dollars for 2018.

Chevron Corp. authorities visited Loma Campana, where they analyzed the progress of the main unconventional reservoir of the country together with YPF’s president, Miguel Gutierrez.

Both companies emphasized the accomplishments made in Loma Campana in terms of efficiency and cost reduction, as a product of the work and constant learning of the technical teams of both companies.

Today, Loma Campana’s operation has accomplished a 50% reduction in the cost of the horizontal wells, from 16.2 million dollars in 2013 to 8.2 million dollars as of this year’s second quarter. This continues to carry Loma Campana towards competitive levels on a worldwide basis.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: October 23, 2017	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer